Exhibit 15.1

Computation of ratio of earnings to fixed charges
The following table sets forth the Group's ratio of earnings to fixed charges:
Year ended December 31, in CHF m	2006	2005	2004	2003	2002

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of changes in accounting principles	14,300	7,401	7,369	4,658	(1,348)

Less:
Income/(loss) from investments in associates	124	286	169	55	(152)

Pre-tax earnings from continuing operations	14,176	7,115	7,200	4,603	(1,196)

Pre-tax earnings before fixed charges	58,456	36,856	26,538	21,636	20,517

Add:
Interest expense	43,703	29,198	18,796	16,349	20,938

Interest portion of rentals1)	577	543	542	551	642

Preferred dividend requirements	0	0	0	133	133

Total fixed charges	44,280	29,741	19,338	17,033	21,713

Less:
Minority interests	3,630	1,948	1,080	150	150

Earnings before fixed charges and provisions for income taxes	54,826	34,908	25,458	21,486	20,367

Ratio of earnings to fixed charges	1.24	1.17	1.32	1.26	0.94	2)

1) Amounts reflect a two-third portion of premises and real estate expenses, the portion deemed representative of the interest factor. 2) The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 1,346 million for the year ended December 31, 2002.